Exhibit 21.1

List of Subsidiaries

Names of the Subsidiaries	Place of Incorporation
Hong Kong Takung Art Company Limited	Hong Kong, Special Administrative Region of China
Hong Kong Takung Art Holdings Company Limited	Hong Kong, Special Administrative Region of China
Hong Kong MQ Group Limited	Hong Kong, Special Administrative Region of China
Takung (Shanghai) Co., Ltd.	China
Takung Cultural Development (Tianjin) Co., Ltd	China
MQ (Tianjin) Enterprise Management Consulting Co., Ltd	China